Keep Healthy®

Where Ingredients Matter

- √ Non-gmo
- √ Gluten Free
- √ Vegan
- √ Dairy-free
- √ Kosher
- √ 100% plant based ingredients
- √ No high fructose corn syrup
- √ No preservatives
- √ No agave
- √ No stevia
- √ No sugar alcohols
- √ No artificial sweeteners



Keep Healthy® Fruitkies™ blueberrypecan
NET WT 1.6 oz (45g)
Keep Healthy® Fruitkies™ CHOCOLATE COVERED papaya
NET WT 1.6 oz (45g)
Keep Healthy® New York Date Bar
Apple Walnut
NET WT 1.6 oz (45g)
Keep Healthy® CHOCOLATE COVERED apricotcoconut date bar
NET WT 1.6 oz (45g)
Keep Healthy® LOW GLYCEMIC BAR
12g protein 6g of fiber
BANANA NUT
Keep Healthy®
15g PROTEIN
Almond Vanilla Crisp
organic protein bar
NET WT 2.29 oz (65g)

Keep Healthy Inc.
1019 Fort Salonga Road
Northport, New York 11768
631-651-9090

info@keephealthyinc.com Visit us at: www.keephealthyinc.com
Facebook.com/keephealthyinc Instagram.com/keephealthyinc
Twitter.com/keephealthyinc

Keep Healthy® original



■ GLUTEN FREE ■ NON GMO ■ VEGAN ■ KOSHER ■ DAIRY FREE ■ PEANUT FREE

Original date bars - dates + fruit + nuts



Keep Healthy.
New York Date Bar
Apple Walnut
NET WT 1.6 oz (45g)

apple walnut date bar

Ingredients: Dates, Apples, Raisins,Walnuts, Almonds, Cinnamon and Sunflower Oil. May contain organic rice flour.



Keep Healthy.
New York Date Bar
Apricot Coconut
NET WT 1.6 oz (45g)

apricot coconut date bar

Ingredients: Dates, Apricots, Walnuts, Raisins, Coconut, Almonds and Sunflower Oil. May contain organic rice flour.



Keep Healthy.
New York Date Bar
Cashew Date
NET WT 1.6 oz (45g)

cashew date bar

Ingredients: Dates, Cashews. May contain organic rice flour.



Keep Healthy.
New York Date Bar
Pecan Date
NET WT 1.6 oz (45g)

pecan date bar

Ingredients: Dates, Pecans. May contain organic rice flour.



Keep Healthy.
Apple Walnut

16 count display



Keep Healthy.
Keep Healthy

256 count display

Product Description	caddy pack	oz	Retail Unit UPC 12 Digit GTIN	Caddy UPC 14 Digit GTIN	Master CASE PACK	Master Case UPC 14 Digit GTIN
Apricot Coconut Date Bar	16	1.6	850906005025	10850906005022	6/16ct	20850906005029
Apple Walnut Date Bar	16	1.6	850906005001	10850906005008	6/16ct	20850906005005
Pecan Date Bar	16	1.5	850906005018	10850906005039	6/16ct	30850906005033
Cashew Date Bar	16	1.6	850906005032	20850906005036	6/16ct	40850906005030
			Shipper UPC 14 Digit GTIN			
DATE BAR Floor Shipper	256	1.6	00850906005346			
Retail Unit Dimensions			Caddy Dimensions	Case Dimensions		Shipper Dimensions
5.5"L 2.25" W .5"H			7.25"L 6"W 2.25"H	12"L 7.75 W 9"H		26.5"L 16.5"W 13.25"H
Pallet Configuration				TI 14 HI 4 712 lbs		TI 3 HI 5 640 Lbs

Keep Healthy® original chocolate covered



■ GLUTEN FREE ■ NON GMO ■ VEGAN ■ KOSHER ■ DAIRY FREE ■ PEANUT FREE



Chocolate covered date bars Original date bars covered in a dairy-free dark chocolate

Keep Healthy
CHOCOLATE COVERED
applewalnut
date bar
NET WT 1.6 oz (45g)

chocolate covered apple walnut date bar

Ingredients: Dates, Apples, Raisins, Walnuts, Almonds, Cinnamon, Sunflower Oil, Chocolate (Unsweetened Chocolate, Sugar, Cocoa Butter, Soy Lecithin (an Emulsifier), Natural Vanilla Flavor).



Keep Healthy
CHOCOLATE COVERED
apricotcoconut
date bar
NET WT 1.6 oz (45g)

chocolate covered apricot coconut date bar

Ingredients: Dates, Apricots, Raisins, Walnuts, Almonds, Coconut, Sunflower oil, Rice Flour, Chocolate (Unsweetened Chocolate, Sugar, Cocoa Butter, Soy Lecithin (an Emulsifier), Natural Vanilla Flavor).



Keep Healthy
CHOCOLATE COVERED
cashew
date bar
NET WT 1.6 oz (45g)

chocolate covered cashew date bar

Ingredients: Dates, Cashew, Chocolate (Unsweetened Chocolate, Sugar, Cocoa Butter, Soy Lecithin (an Emulsifier), Natural Vanilla Flavor).



Keep Healthy
CHOCOLATE COVERED
pecan
date bar
NET WT 1.6 oz (45g)

chocolate covered pecan date bar

Ingredients: Dates, Pecans, Chocolate (Unsweetened Chocolate, Sugar, Cocoa Butter, Soy Lecithin (an Emulsifier), Natural Vanilla Flavor).



Keep Healthy
CHOCOLATE COVERED
apricotcoconut
date bar

16 count display



Keep Healthy
• keep it real • keep it natural • keep it delicious
Keep Healthy

256 count display

Product Description	HLA #	caddy pack	oz	Retail Unit UPC 12 Digit GTIN	Caddy UPC 14 Digit GTIN	Master CASE PACK	Master Case UPC 14 Digit GTIN
Apricot Coconut Chocolate Date Bar	313027	16	1.6	850906005070	10850906005077	6/16ct	20850906005074
Apple Walnut Chocolate Date Bar	313024	16	1.6	850906005063	10850906005060	6/16ct	20850906005067
Pecan Chocolate Date Bar	313025	16	1.6	850906005087	10850906005084	6/16ct	20850906005033
Cashew Chocolate Date Bar	313026	16	1.6	850906005094	10850906005091	6/16ct	20850906005098
				Shipper UPC 14 Digit GTIN			
Chocolate DATE BAR Floor Shipper		256	1.6	00850906005353			
Retail Unit Dimensions				Caddy Dimensions	Case Dimensions		Shipper Dimensions
5.5"L 2.25" W .5"H				7.25"L 6"W 2.25"H	12"L 7.75 W 9"H		26.5"L 16.5"W 13.25"H
Pallet Configuration					TI 14 HI 4 712 lbs		TI 3 HI 5 640 Lbs

Keep Healthy® Fruitkies™

■ GLUTEN FREE ■ NON GMO ■ VEGAN ■ KOSHER ■ DAIRY FREE ■ PEANUT FREE

Original Fruitkies - fruit + nut with a crunch



Keep Healthy®
Fruitkies™
strawberryapple
NET WT 1.6 oz (45g)

strawberry apple Fruitkie
Ingredients: Strawberries (dried strawberries, cane sugar) Dried Apples, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
pineapplecoconut
NET WT 1.6 oz (45g)

pineapple coconut Fruitkie
Ingredients: Pineapple (dried pineapple, cane sugar, citric acid), Unsweetened Coconut.



Keep Healthy®
Fruitkies™
cherrywalnut
NET WT 1.6 oz (45g)

cherry walnut Fruitkie
Ingredients: Cherries (dried cherries, cane sugar, sunflower oil), Walnuts, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
papayacashew
NET WT 1.6 oz (45g)

papaya cashew Fruitkie
Ingredients: Papaya (dried papaya, cane sugar, citric acid), Cashews, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
cranberrypumpkinseed
NET WT 1.6 oz (45g)

cranberry pumpkin seed Fruitkie
Ingredients: Cranberries (dried cranberry, cane sugar, sunflower oil), Pumpkin Seeds, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
cherryfig
NET WT 1.6 oz (45g)

cherry fig Fruitkie
Ingredients: Figs, Cherries (dried cherries, cane sugar, sunflower oil) Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
blueberrypecan
NET WT 1.6 oz (45g)

blueberry pecan Fruitkie
Ingredients: Blueberries (dried blueberries, cane sugar, sunflower oil), Pecans, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
mangoalmond
NET WT 1.6 oz (45g)

mango almond Fruitkie
Ingredients: Mangos (dried mangos, cane sugar, citric acid), Almonds, Organic Brown Rice Crisp.



Keep Healthy®
Fruitkies™
macadamiadate

macadamia date Fruitkie
Ingredients: Dates, Dry Roasted Macadamia nuts, Organic Brown Rice Crisp, Sea Salt.

Product Description	Caddy pack	retail size OZ.	Retail Unit UPC 12 Digit GTIN	Retail Unit UPC 14 Digit GTIN	Master Case pack	Master case 14 digit GTIN
Date Macadamia	16	1.6	850906005506	10850906005503	6 / 16 ct.	20850906005500
Cherry Fig	16	1.6	850906005490	10850906005497	6 / 16 ct.	20850906005494
Cranberry Pumpkin	16	1.6	850906005513	10850906005510	6 / 16 ct.	20850906005517
Strawberry Apple	16	1.6	850906005483	10850906005480	6 / 16 ct.	20850906005487
Blueberry Pecan	16	1.6	850906005476	10850906005473	6 / 16 ct.	20850906005470
Mango Almond	16	1.6	850906005438	10850906005435	6 / 16 ct.	20850906005432
Papaya Cashew	16	1.6	850906005445	10850906005442	6 / 16 ct.	20850906005449
Cherry Walnut	16	1.6	850906005452	10850906005459	6 / 16 ct.	20850906005456
Pineapple Coconut	16	1.6	850906005469	10850906005466	6 / 16 ct.	20850906005463
			Shipper Unit UPC 14 Digit GTIN			
Fruitkies Bar Floor shipper	256	1.6	850906005551			
Retail Unit Dimensions			**Caddy Unit Dimensions**	**Case Unit Dimensions**		**Shipper Unit Dimensions**
5.5" L 2.25" W .5" H			7.25" L 6" W 2.25" H	12" L 7.75" W 9" H		26.5" L 16.5" W 13.25" H
Pallet Configuration				TI 14 HI 4 712 lbs		TI 3 HI 5

Keep Healthy® Fruitkies™ chocolate covered

- GLUTEN FREE
- NON GMO
- VEGAN
- KOSHER
- DAIRY FREE
- PEANUT FREE

Chocolate covered Fruitkies chocolate + fruit. A 2 ingredient bar



Keep Healthy
Fruitkies
CHOCOLATE COVERED
apricots

chocolate covered apricots

Ingredients: Apricot, (dried apricots, rice flour), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor).



Keep Healthy
CHOCOLATE COVERED
mango

chocolate covered mango

Ingredients: Mangos (dried mangos, cane sugar, citric acid), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor).



Keep Healthy
Fruitkies
CHOCOLATE COVERED
blueberries

chocolate covered blueberries

Ingredients: Blueberries (dried cultivated blueberries, cane sugar, sunflower oil), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor.



Keep Healthy
Fruitkies
CHOCOLATE COVERED
papaya

chocolate covered papaya

Ingredients: Papaya, (dried papayas, cane sugar, citric acid), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor).



Keep Healthy
Fruitkies
CHOCOLATE COVERED
cherries

chocolate covered cherries

Ingredients: Cherries, (dried cherries, cane sugar, sunflower oil), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor.



Keep Healthy
Fruitkies
CHOCOLATE COVERED
pineapple

chocolate covered pineapple

Ingredients: Pineapples, (dried pineapples, cane sugar, citric acid), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor.



Keep Healthy
Fruitkies
CHOCOLATE COVERED
cranberries

chocolate covered cranberries

Ingredients: Cranberries, (dried cranberries, cane sugar, sunflower oil), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor).



Keep Healthy
Fruitkies
CHOCOLATE COVERED
strawberries

chocolate covered strawberries

Ingredients: Strawberries, (dried strawberries, cane sugar, citric acid, sunflower oil, natural favor), Chocolate (unsweetened chocolate, sugar, cocoa butter, soy lecithin (an emulsifier), natural vanilla flavor).



pineapple

16 count display

Keep Healthy
Fruitkies
fruit bar

256 count display

Product Description	caddy pack	oz	Retail Unit UPC 12 Digit GTIN	Caddy UPC 14 Digit GTIN	Master CASE PACK	Master Case UPC 14 Digit GTIN
Pineapple Fruitkies Bar	16	1.6	850906005254	10850906005251	6/16ct	20850906005258
Mango Fruitkies Bar	16	1.6	850906005216	10850906005213	6/16ct	20850906005210
Papaya Fruitkies Bar	16	1.6	850906005223	10850906005220	6/16ct	20850906005227
Blueberry Fruitkies Bar	16	1.6	850906005247	10850906005244	6/16ct	20850906005241
Cherry Fruitkies Bar	16	1.6	850906005230	10850906005237	6/16ct	20850906005234
Strawberry Fruitkies Bar	16	1.6	850906005261	10850906005268	6/16ct	20850906005265
Cranberry Fruitkies Bar	16	1.6	850906005292	10850906005299	6/16ct	20850906005296
Apricot Fruitkies Bar	16	1.6	850906005278	10850906005275	6/16ct	20850906005272
			Shipper UPC 14 Digit GTIN			
Fruitkies Bar Floor Shipper	256	1.6	00850906005339			
Retail Unit Dimensions			**Caddy Dimensions**	**Case Dimensions**		**Shipper Dimensions**
5.5"L 2.25" W .5"H			7.25"L 6"W 2.25"H	12"L 7.75 W 9"H		26.5"L 16.5"W 13.25"H
Pallet Configuration				TI 14 HI 4 712 lbs		TI 3 HI 5 640 Lbs

Keep Healthy® low glycemic













■ GLUTEN FREE ■ NON GMO ■ VEGAN ■ KOSHER ■ DAIRY FREE ■ PEANUT FREE

Organic Low glycemic bars
Sugar conscious + diabetic preferred
without sacrificing good taste



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
COCONUT CRUNCH

Coconut Crunch Low Glycemic Bar

Ingredients: Organic Coconut Nectar, Organic Almond Butter, Organic Whole Grain Brown Rice Protein, Organic Brown Rice Crisp, Organic Apple, Organic Pea Fiber, Organic Almond Oil, Organic Vanilla, Organic Unsweetened Coconut, Organic Coconut Flavor, Organic Chicory Root.



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 5g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
SEA SALT BROWNIE

Sea Salt Brownie Low Glycemic Bar

Ingredients: Organic Coconut Nectar, Organic Almond butter, Organic Whole Grain Brown Rice Protein, Organic Oats, Organic Unsweetened Chocolate, Organic Vanilla, Organic Dates, Organic Pea Fiber, Organic Almond Oil, Organic Chicory Root, Sea Salt.



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 5g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
LEMON ZEST

Lemon Zest Low Glycemic Bar

Ingredients: Organic Coconut Nectar, Organic Almond Butter, Organic Whole Grain Brown Rice Protein, Organic Apricots, Organic Oats, Organic Pea Fiber, Organic Almond Oil, Organic Vanilla, Organic Natural Lemon flavor, Organic Matcha Green Tea, Organic Chicory Root.



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
CHOCOLATE CHERRY MINT

Chocolate Cherry Mint Low Glycemic Bar

Ingredients: Organic Coconut Nectar, Organic Almond butter, Organic Whole Grain Brown Rice Protein, Organic Oats, Organic Unsweetened Chocolate, Organic Cherries, Organic Pea Fiber, Organic Almond Oil, Organic Sour Cherry, Organic Mint Flavor, Organic Chicory Root.



Keep Healthy®
LOW GLYCEMIC BAR
12g protein 6g of fiber
USDA ORGANIC
gluten free • dairy free • kosher
vegan • non-gmo • diabetic preferred
NET WT 1.97 oz (56g)
BANANA NUT

Banana Nut Low Glycemic Bar

Ingredients: Organic Coconut Nectar, Organic Almond Butter, Organic Whole Grain Brown Rice Protein, Organic Freeze Dried Banana, Organic Brown Rice Crisp, Organic Walnuts, Organic Pea fiber, Organic Vanilla, Organic Almond Oil, Organic Banana Flavor, Organic Chicory Root.



LOW GLYCEMIC BAR
BANANA NUT
Keep Healthy®
LOW GLYCEMIC BAR
BANANA NUT

16 count display

Product Description	Caddy pack	retail size OZ.	Retail Unit UPC 12 Digit GTIN	Retail Unit UPC 14 Digit GTIN	Master Case pack	Master case 14 digit GTIN
Lemon Zest Low Glycemic	16	1.97	850906005179	10850906005176	6/16 ct	20850906005173
Coconut Crunch Low Glycemic	16	1.97	850906005186	10850906005183	6/16 ct	20850906005180
Banana Nut Low Glycemic	16	1.97	850906005209	10850906005206	6/16 ct	20850906005203
Sea Salt Brownie Low Glycemic	16	1.97	850906005162	10850906005169	6/16 ct	20850906005166
Chocolate Cherry Mint Low Glycemic	16	1.97	850906005193	10850906005190	6/16 ct	20850906005197
			Shipper Unit UPC 14 Digit GTIN			
Low Glycemic Bar Floor shipper	256	1.97	850906005544			
Retail Unit Dimensions			**Caddy Unit Dimensions**	**Case Unit Dimensions**		**Shipper Unit Dimensions**
5.5" L 2.25" W .5" H			7.25" L 6" W 2.25" H	12" L 7.75" W 9" H		26.5" L 16.5" W 13.25" H
Pallet Configuration				TI 14 HI 4 750 lbs		TI 3 HI 5

Keep Healthy® protein













■ GLUTEN FREE ■ NON GMO ■ VEGAN ■ KOSHER ■ DAIRY FREE
■ PEANUT FREE

Organic Protein bars
15 grams of plant based protein
perfect for both before and after a work-out



Keep Healthy®
15g PROTEIN
Chocolate Coconut organic protein bar
NET WT 2.29 oz (65g)

Chocolate Coconut organic protein bar

Ingredients: Organic Sunflower Butter, Organic Coconut Nectar, Organic Brown Rice Protein, Organic Crispy Brown Rice, Organic Dark Chocolate {Organic Cocoa Liquor, Organic Canes Sugar, Organic Cocoa Butter, Organic Natural Cocoa Powder} Organic Coconut, Organic Pea Fiber, Organic Walnuts, Organic Vanilla Extract, Organic Almond Oil, Organic Coconut Flavor.



Keep Healthy®
15g PROTEIN
Apple Cinnamon Crisp organic protein bar
NET WT 2.29 oz (65g)

Apple Cinnamon Crisp organic protein bar

Ingredients: Organic Almond Butter, Organic Coconut Nectar, Organic Crispy Brown Rice, Organic Brown Rice Protein, Organic Dried Apples, Organic Vanilla Extract, Organic Pea Fiber , Organic Almond Oil, Organic Rice Bran, Organic Cinnamon, Organic Maple Date Flavor.



Keep Healthy®
15g PROTEIN
Chocolate Cherry Crunch organic protein bar
NET WT 2.29 oz (65g)

Chocolate Cherry Crunch organic protein bar

Ingredients: Organic Sunflower Butter, Organic Coconut Nectar, Organic Brown Rice Protein, Organic Crispy Brown Rice, Organic Dark Chocolate {Organic Cocoa Liquor, Organic Canes Sugar, Organic Cocoa Butter, Organic Natural Cocoa Powder} Organic Almonds, Organic Tart Cherry Concentrate, Organic Pea Fiber, Organic Vanilla Extract, Organic Almond Oil, Organic Cranberries.



Keep Healthy®
15g PROTEIN
Strawberry Banana Crisp organic protein bar
NET WT 2.29 oz (65g)

Strawberry Banana Crisp organic protein bar

Ingredients: Organic Almond Butter, Organic Coconut Nectar, Organic Brown Rice Protein, Organic Crispy Brown Rice, Organic Vanilla Extract, Organic Banana Powder, Organic Pea Fiber, Organic Almond Oil, Organic Rice Bran, Organic Strawberry flavor.



Keep Healthy®
15g PROTEIN
Almond Vanilla Crisp organic protein bar
NET WT 2.29 oz (65g)

Almond Vanilla Crisp organic protein bar

Ingredients: Organic Almond Butter, Organic Coconut Nectar, Organic Brown Rice Protein, Organic Crispy Brown Rice, Organic Almonds, Organic Vanilla Extract, Organic Pea Fiber, Organic Rice Bran, Organic Almond Oil.



Keep Healthy®
15g PROTEIN
Chocolate Fudge organic protein bar
NET WT 2.29 oz (65g)

Chocolate Fudge organic protein bar

Ingredients: Organic Sunflower Butter, Organic Coconut Nectar, Organic Brown Rice Protein, Organic Crispy Brown Rice, Organic Dark Chocolate (Organic Cocoa Liquor, Organic Canes Sugar, Organic Cocoa Butter, Organic Natural Cocoa Powder} Organic Pea Fiber, Organic Rice Bran, Organic Walnuts, Organic Vanilla Extract, Organic Almond Oil, Organic Peanut Flavor.

Product Description	Caddy pack	retail size OZ.	Retail Unit UPC 12 Digit GTIN	Retail Unit UPC 14 Digit GTIN	Master Case pack	Master case 14 digit GTIN
Chocolate Cherry Protein	16	2.29	850906005384	10850906005311	6/16ct	20850906005388
Vanilla Almond Protein	16	2.29	850906005414	10850906005411	6/16ct	20850906005418
Banana Strawberry Protein	16	2.29	850906005407	10850906005404	6/16ct	20850906005401
Apple Cinnamon Protein	16	2.29	850906005391	10850906005398	6/16ct	20850906005395
Chocolate Coconut Protein	16	2.29	850906005377	10850906005374	6/16ct	20850906005371
Chocolate Fudge Protein	16	2.29	850906005421	10850906005428	6/16ct	20850906005425
			Shipper Unit UPC 14 Digit GTIN			
Protein Bar Floor shipper	256	2.29	850906005537			
Retail Unit Dimensions			Caddy Unit Dimensions	Case Unit Dimensions		Shipper Unit Dimensions
5.5" L 2.25" W .5" H			7.25" L 6" W 2.25" H	12" L 7.75" W 9" H		26.5" L 16.5" W 13.25" H
Pallet Configuration				TI 14 HI 4 1036 lbs		TI 3 HI 5

Keep Healthy®

1019 FORT SALONGA ROAD
NORTHPORT, NY 11768
631-651-9090

CUSTOMER INFORMATION			
COMPANY NAME		DATE	
ADDRESS			
CITY, STATE, ZIP			
CUSTOMER NAME			
PHONE/EMAIL			

Original Date Bars	# OF CASES	CASE COST	TOTAL	Chocolate Covered Date Bars	# OF CASES	CASE COST	TOTAL
Apple Walnut				Apple Walnut Chocolate			
Apricot Coconut				Pecan Date Chocolate			
Cashew Date				Apricot Coconut Chocolate			
Pecan Date				Cashew Date Chocolate			

Chocolate Covered Fruitkies	# OF CASES	CASE COST	TOTAL	Non Chocolate Fruitkies	# OF CASES	CASE COST	TOTAL
Apricot Fruitkies				Blueberry Pecan			
Blueberry Fruitkies				Cherry Fig			
Cherry Fruitkies				Cherry Walnut			
Cranberry Fruitkies				Cranberry Pumpkinseed			
Mango Fruitkies				Macadamia Date			
Papaya Fruitkies				Mango Almond			
Pineapple Fruitkies				Papaya Cashew			
Strawberry Fruitkies				Pineapple Coconut			
				Strawberry Apple			

Protein Bars	# OF CASES	CASE COST	TOTAL	Low Glycemic Bars	# OF CASES	CASE COST	TOTAL
Almond Vanilla Crisp				Banana Nut			
Apple Cinnamon Crisp				Chocolate Cherry Mint			
Chocolate Coconut				Coconut Crunch			
Chocolate Cherry Crunch				Lemon Zest			
Chocolate Fudge				Sea Salt Brownie			
Strawberry Banana Crisp							

NOTES:

GRAND TOTAL:

CASH ☐   CHECK ☐   OTHER ☐